Exhibit 4.8

Summary of Construction Contract with Shanghai Kai Tian Construction

One September 29 2009, Shanghai Jinpan Electric Co. Ltd. (the “Company”) entered into an agreement (the “Agreement”) with Shanghai Kai Tian Construction (Group) Co. Ltd. (the “General Contractor”) for the construction of two factory buildings and three employee dormitory buildings in the Company’s Shanghai facility.

According to the Agreement, the General Contractor agrees to commence Work on the two factory buildings and one dormitory building on September 29, 2009.   Work on the two factory buildings is scheduled to be completed by December 25, 2009.  Work on one of the dormitory building is scheduled to be completed by January 25, 2010.  Work on the remaining two dormitory buildings is scheduled to be completed within 115 calendar days of the commencement date of the construction (to be determined by the Company).

The total price of Agreement is RMB 10.5 million inclusive of labor and materials (except that for the construction of the steel frame of the two factory buildings).  The parties agreed on the payment term and schedule for the portion of total price attributed to the construction of the two factory buildings and one dormitory building or RMB 4.77 million.  Payment terms and schedules for the two dormitory buildings would be negotiated when the Company set a commencement date for the construction of the two dormitories.

Within 10 calendar days of signing the Agreement, the Company will make an initial payment of 30% of the RMB 4.77 million contract price for the construction of two factory buildings and one dormitory building.  Thereafter, the Company will make monthly progress payments to the General Contractor equal to 45% of the price of work completed within the first 25 calendar days of the month.  The initial payment will be credited against monthly progress payments due.  Upon completion of construction, the Company will pay to the General Contractor the balance of 85% of the RMB 4.77 million price.   Upon receipt of the Construction Final Inspection Certificate, the Company will pay to the General Contractor the balance of 95% of the RMB 4.77 million price. The remaining five percent (5%) of the RMB 4.77 million price is held as warranty security and payable to the General Contractor two years after the inspection and acceptance of the building.